UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 10, 2026

UNITED COMMUNITY BANKS, INC.

(Exact name of registrant as specified in its charter)

Georgia	001-35095	58-1807304
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Camperdown Way
Greenville, South Carolina 29601
(Address of principal executive offices)

Registrant’s telephone number, including area code:
(800) 822-2651

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $1 per share	UCB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01    Other Events.

On July 10, 2026, United Community Banks, Inc., a Georgia corporation (“United” or the “Company”) and Peach State Bancshares, Inc. (“Peach State”) issued a joint press release (the “Press Release”) announcing that the election deadline for Peach State shareholders of record to elect the form of consideration that they prefer to receive as merger consideration pursuant to the Agreement and Plan of Merger, dated as of April 20, 2026, by and between United and Peach State (the “Merger Agreement”) is 5:00 p.m. Eastern Time on July 20, 2026. The Press Release also announced that United has received all required regulatory approvals to acquire Peach State and that the closing of the transaction is expected to occur on August 3, 2026, subject to the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement, including the approval of Peach State shareholders. A copy of the Press Release is attached as Exhibit 99.1 to this Current Report and incorporated herein by reference.

Forward-Looking Statements

This filing contains forward-looking statements, which address a variety of subjects including, for example, the expected timing of the closing of the proposed transaction between United Community Banks, Inc. (“United”) and Peach State Bancshares, Inc. (“Peach State”). Statements that are not historical facts, including statements about United and Peach State beliefs, plans and expectations, are forward-looking statements. Such statements are based on current expectations of United and Peach State management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of shareholder litigation relating to the proposed transaction, including resulting expense or delay. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to United filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in the most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K of United. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, neither United nor Peach State undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Other Information

In connection with the proposed transaction, United has filed and will file relevant information with the SEC. United has filed with the SEC a registration statement on Form S-4 (Registration No. 333-296306) (the “registration statement”) containing a proxy statement of Peach State that also constitutes a prospectus of United (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF PEACH STATE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PEACH STATE AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Peach State shareholders.

The registration statement, proxy statement/prospectus and other documents filed by United with the SEC may be obtained free of charge at United’s website at www.ucbi.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United by requesting them by mail at United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attention: Jefferson Harralson, or by telephone at (864) 240-6208.

Participants in the Solicitation

Peach State, United and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Peach State shareholders in connection with the proposed transaction.

Information regarding the persons who may be deemed to be participants in the solicitation of Peach State shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus.

Information about the directors and executive officers of United and their ownership of United common stock is set forth in the United Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 17, 2026, and its definitive proxy statement for the United 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.
(d)	Exhibits
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, issued July 10, 2026.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED COMMUNITY BANKS, INC.

By:	/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and Chief Financial Officer

Date:  July 10, 2026